Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
ACTIVECARE, INC.
Pursuant to and in accordance with Section 242 of the General Corporation Law of the State of Delaware, as amended (the "DGCL"), the undersigned, ActiveCare, Inc. (the "Corporation") hereby declares and certifies as follows:
1.	The name of the Corporation is ActiveCare, Inc.

2.	The Certificate of Incorporation of the Corporation was filed with the State of Delaware Secretary of State on July 15, 2009.

3.	The Certificate of Incorporation is hereby amended to effect a reverse stock split of the Corporation's common stock, at a ratio of one (1) share for each five hundred (500) shares outstanding.

4.	To effect the foregoing, the Certificate of Incorporation is hereby amended as follows:

A.	Following the final paragraph of ARTICLE V of the Certificate of Incorporation the following text is inserted:

"Upon the filing of this Certificate of Amendment to the Certificate of Incorporation (the date of such filing, hereinafter the "Filing Date"), each five hundred (500) shares of Common Stock of the Corporation issued and outstanding immediately prior to the Filing Date, without further action, will be automatically combined into and become one (1) share of fully paid and nonassessable Common Stock of the Corporation (the "Reverse Stock Split").  No fractional shares shall be issued upon the Reverse Stock Split; rather, each fractional share resulting from the Reverse Stock Split shall be rounded up to the nearest whole number.  Each outstanding stock certificate of the Corporation, which prior to the Filing Date represented one or more shares of Common Stock, shall immediately after such Filing Date represent that number of shares of Common Stock equal to the product of (x) the number of shares of Common Stock represented on such certificates divided by (y) five hundred (500) (such adjusted shares, the "Reclassified Shares"), with any resulting fractional shares rounded up to the nearest whole share as set forth above.  Any options, warrants or other purchase rights, which prior to the Filing Date represented the right to acquire one or more shares of the Corporation's Common Stock, shall immediately after such Filing Date represent the right to acquire one (1) share of the Corporation's Common Stock for every five hundred (500) shares of the Corporation's Common Stock that such option, warrant or other purchase right previously represented the right to acquire.  The exercise price of such options, warrants and purchase rights shall be adjusted by multiplying the existing exercise price by five hundred (500).
The number of authorized shares of Common Stock of the Corporation and the par value of such shares will not be affected by this Certificate of Amendment.
The Corporation shall, upon the request of each record holder of a certificate representing shares of Common Stock issued and outstanding immediately prior to the Filing Date, issue and deliver to such holder in exchange for such certificate a new certificate or certificates representing the Reclassified Shares.
5.
The amendment specified above has been duly approved and recommended to the stockholders of the Corporation by the board of directors of the Corporation and, in accordance with Section 242 of the DGCL, has been approved and adopted by a majority of the stockholders of the Corporation in accordance with the DGCL, the Certificate of Incorporation, and the Bylaws of the Corporation.

IN WITNESS WHEREOF, this Certificate of Amendment of the Certificate of Incorporation of the Corporation is executed and effective as of the 1st day of November, 2016.

ACTIVECARE, INC., a Delaware corporation,

/s/Jeffrey Peterson
Chief Executive Officer